August 12, 2020

U.S. Securities and Exchange Commission   Via EDGAR
Division of Corporation Finance
Washington, D.C. 20549
Attn: Daniel F. Duchovny

Re: **CytRx Corporation**
         Preliminary Proxy Statement
         Filed July 2, 2020, amended July 6, 2020, July
         27, 2020, August 6, 2020, & August 10 by Jerald
         A. Hammann
         File No. 000-15327

Ladies and Gentlemen:

Set forth below are the responses of Jerald Hammann ("I",
"me", "my", and "Hammann") to the comments regarding the
above-referenced filing contained in the letter from the
staff (the "Staff") of the Division of Corporation Finance
of the U.S. Securities and Exchange Commission (the
"Commission") dated August 12, 2020. For your convenience,
the comments of the Staff are reproduced in bold font below
and are followed in each case by my response.

Revised Preliminary Proxy Statement

Background of the Solicitation, page 3

1.   **We note your response to our prior comment 1 in our**
      July 31, 2020 comment letter. We do not believe you
      have provided sufficient support for the suggestion
      that the decision by the company to postpone its
      annual meeting was related to your request that it do
      so. Thus, please revise your disclosure to include the
      facts described in your response or remove the
      suggestion.

Response: Done. I elected to revise the disclosure. I also
corrected errors in the dates I previously represented. The
correct dates are July 16, 2020, as the target date for
filing an emergency motion and July 15, 2020, as the date
of the Company's response informing me of the postponement.

Reasons for the Solicitation, page 5

2.   **We reissue prior comment 6 in our July 31, 2020 comment letter because we do not believe you have provided sufficient support that the company's cost of capital has increased.**

<u>Response</u>: I have removed this statement.

****

I thank you for your consideration of my responses. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (612) 290-7282.

Sincerely,

/s/ Jerald Hammann

Jerald Hammann
CytRx Shareholder
(612) 290-7282